UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Captivision Inc.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G18932106

(CUSIP Number)

November 15, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G18932106	Page 1 of 2 Pages

1	NAMES OF REPORTING PERSONS Houngki Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,115,670 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,115,670 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,115,670 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 48,049 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Captivision Inc. (the “Issuer”) issuable upon exercise of vested options to acquire Ordinary Shares issued upon conversion of the options to purchase the common shares of GLAAM Co., Ltd. (“GLAAM”) (each such option, a “Converted Option”), (ii) 1,000,000 Ordinary Shares issuable upon settlement of 1,000,000 Series I restricted stock rights of the Issuer (“Series I RSRs”), (b) 1,000,000 Ordinary Shares issuable upon settlement of 1,000,000 Series II restricted stock rights of the Issuer (“Series II RSRs”) and (c) 1,000,000 Ordinary Shares issuable upon settlement of 1,000,000 Series III restricted stock rights of the Issuer (“Series III RSRs”), in each case in accordance with the terms and conditions of the Letter Agreement, dated as of March 2, 2023 (the “Letter Agreement”), by and among Houngki Kim and Ho Joon Lee (collectively, the “GLAAM Founders”), the Issuer, Jaguar Global Growth Korea Co., Ltd., Jaguar Global Growth Corporation I and GLAAM and (iii) 1,067,621 Ordinary Shares issuable upon exercise of warrants to purchase Ordinary Shares issued to the GLAAM Founders pursuant to the Ordinary Share Purchase Warrant, dated as of November 15, 2023 (the “Founder Warrants”), by and between the Issuer and Houngki Kim. Excludes the Ordinary Shares reported by Bio X Co., Ltd. (“Bio X”), of which Houngki Kim is the Chief Executive Officer. Investment and voting decisions with respect to the Ordinary Shares held by Bio X are made by a board of directors consisting of at least three members. Houngki Kim disclaims beneficial ownership of the Ordinary Shares reported by Bio X, except to the extent of his pecuniary interest therein.

(2)

Based on an aggregate of 28,817,810 Ordinary Shares issued and outstanding as of November 15, 2023, as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on November 22, 2023 plus (i) 48,049 Ordinary Shares issuable upon exercise of vested Converted Options, (ii) 1,000,000 Ordinary Shares issuable upon settlement of 1,000,000 Series I RSRs, (b) 1,000,000 Ordinary Shares issuable upon settlement of 1,000,000 Series II RSRs and (c) 1,000,000 Ordinary Shares issuable upon settlement of 1,000,000 Series III RSRs, in each case in accordance with the terms and conditions of the Letter Agreement and (iii) 1,067,621 Ordinary Shares issuable upon exercise of the Founder Warrants.

CUSIP No. G18932106	Page 2 of 2 Pages

Item 1.	(a) Name of Issuer:

Captivision Inc., a Cayman Islands exempted company

(b)	Address of Issuer’s Principal Executive Offices:

Unit 18B Nailsworth Mills Estate, Avening Road,

Nailsworth, GL6 0BS, United Kingdom

Item 2.	(a) Name of Person Filing:

Houngki Kim (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

303, 15 Gangnam-daero 105-gil, Seocho-gu

Seoul 03766, Republic of Korea

(c)	Citizenship:

See the response to row 4 of the cover page of the Reporting Person.

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share (“Ordinary Shares”)

(e)	CUSIP Number:

G18932106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount Beneficially Owned: See the response to row 9 of the cover page of the Reporting Person.

(b) Percent of Class: See the response to row 11 of the cover page of the Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the response to row 5 of the cover page of the Reporting Person.

(ii) Shared power to vote or to direct the vote

See the response to row 6 of the cover page of the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 28, 2023

/s/ Houngki Kim
Name: Houngki Kim